FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Press release dated December 20, 2012.

Press release

Santander and Aegon form a partnership to

strengthen their bancassurance in Spain

•	Santander will create two new insurance companies, for life and non-life insurance, which will be 51% owned by Aegon.

•	The agreement combines Santander’s commercial strength in Spain with Aegon’s leadership and years of experience in developing and managing insurance products.

•	The bank will distribute joint insurance products via its branch networks in Spain.

Madrid, Dec. 20, 2012 – Banco Santander and the insurer Aegon Spain Holding have formed a strategic alliance which will allow them to strengthen their bankassurance business in Spain through the Santander branch networks.

Santander will create two new insurance companies, one for life and one for general insurance, in which Aegon will take a 51% stake. Santander and Aegon will share responsibility for managing them. Santander will keep a 49% stake and sign a 25-year contract to distribute their insurance products via its branch networks. The deal excludes savings, health and auto insurance products, which will continue to be managed by Santander.

The partnership combines Aegon’s experience and leadership in developing and managing insurance products with Grupo Santander’s extensive distribution capacity in the Spanish market. It will allow Santander to expand the range of life and general insurance products it offers through Grupo Santander’s branches in Spain.

“This agreement will allow us to offer customers a wider and more innovative range of insurance products, co-managed by one of the world’s leading insurers. It will accelerate our growth in the insurance business, thanks to the combination of the partners’ strengths,” said Javier Marín, head of Santander’s Global Private Banking, Asset Management and Insurance division.

The transaction will generate a pre-tax capital gain of EUR 410 million for Grupo Santander, based on the valuation of the entire business, which will be used to strengthen the balance sheet.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11

The transaction, which requires authorizations from Spain’s Office for Insurance and Pensions and from the European competition authorities, is expected to close in the first half of 2013.

In July 2012, Santander signed an agreement with Abbey Life Assurance Company Limited, a subsidiary of Deutsche Bank, under which Abbey Life Assurance reinsured the whole of Santander’s individual life policy portfolio in Spain and Portugal held on June 30, 2012.

About Santander

Banco Santander (SAN.MC, STD.N, BNC.LN) is a retail and commercial bank, based in Spain, with a presence in ten main markets. Santander is the largest bank in the euro zone by market capitalization. Founded in 1857, Santander had EUR 1.418 trillion in managed funds, 102 million customers, 14,569 branches – more than any other international bank – and 187,000 employees at the close of June 2012. It is the largest financial group in Spain and Latin America. It also has significant positions in the United Kingdom, Portugal, Germany, Poland and the U.S. northeast.

For more information, see www.santander.com.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: December 20, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President